RESTATED

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Sep. 30, 2005 (Restated – note 3)	Dec. 31, 2004 (Restated – note 3)
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents	$22,501	$28,345
Short-term investments	45,863	69,791
Accounts receivable, net of $Nil provision for doubtful accounts	20,091	25,757
Inventories	14,233	10,674
Unrealized gain on commodity and foreign currency contracts	459	480
Prepaid expenses	2,782	1,211
Total Current Assets	105,929	136,258

Mineral property, plant and equipment, net (note 4)	119,957	104,647
Investment and non-producing properties (note 5)	142,358	125,863
Direct smelting ore	2,343	2,671
Other assets	518	647
Total Assets	$371,105	$370,086

Liabilities
Current
Accounts payable and accrued liabilities	$17,135	$20,331
Unrealized loss on commodity contracts	2,595	4,695
Advances for metal shipments	-	652
Current portion of bank loans and capital lease	-	134
Current portion of non-current liabilities	362	479
Total Current Liabilities	20,092	26,291

Liability component of convertible debentures	99	134
Provision for asset retirement obligation and reclamation	32,858	32,012
Provision for future income taxes	31,594	33,212
Other liabilities and provisions	1,500	1,144
Severance indemnities and commitments	143	398
Non-controlling interest	2,368	1,379
Total Liabilities	88,654	94,570

Shareholders’ Equity
Share capital (note 6)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2004 – 66,835,378 common shares
September 30, 2005 – 67,166,373 common shares	383,772	380,571
Equity component of convertible debentures	636	633
Additional paid in capital	13,790	10,976
Deficit	(115,747)	(116,664)
Total Shareholders’ Equity	282,451	275,516
Total Liabilities and Shareholders’ Equity	$371,105	$370,086

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Operations

(Unaudited – in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30 (Restated – note 3)		September 30 (Restated – note 3)
	2005	2004	2005	2004

Revenue	$30,086	$27,916	$84,530	$64,803
Operating costs	(21,337)	(18,526)	(62,134)	(46,225)
Depreciation and amortization	(3,788)	(3,033)	(9,421)	(7,186)
Mine operating earnings	4,961	6,357	12,975	11,392

General and administrative, including stock-based compensation	2,065	1,452	5,378	4,581
Exploration	394	1,213	2,703	2,878
Asset retirement and reclamation	735	302	1,674	905
Interest and financing expenses	126	66	312	823
Operating income	1,641	3,324	2,908	2,205
Loss on commodity and foreign currency contracts	(2,198)	(3,438)	(2,044)	(3,816)
Investment and other income	1,190	792	2,438	3,618
Income before taxes and non-controlling interest	633	678	3,302	2,007
Income tax benefit (provision)	79	-	(1,609)	-
Non-controlling interest	(540)	(320)	(773)	(320)
Net income for the period	$172	$358	$920	$1,687

Attributable to common shareholders:

Net income for the period	$172	$358	$920	$1,687
Charges relating to conversion of convertible debentures	-	-	-	(8,464)
Accretion of convertible debentures	-	-	(3)	(2,838)
Adjusted net income (loss) for the period attributable to common shareholders	$172	$358	$917	$(9,615)

Basic and diluted income (loss) per share	$0.00	$0.01	$0.01	$(0.16)
Diluted income (loss) per share	$0.00	$0.01	$0.01	$(0.16)

Weighted average shares outstanding (in thousands)
Basic	66,943	66,660	66,943	61,947
Diluted	71,926	72,213	71,532	67,499

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Consolidated Statements of Cash Flows

(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30 (Restated – note 3)		September 30 (Restated – note 3)
	2005	2004	2005	2004
Operating activities
Net income loss for the period	$172	$358	$920	$1,687
Reclamation expenditures	(324)	(327)	(824)	(919)
Items not involving cash
Gain on sale of assets	(453)	-	(453)	(3,583)
Depreciation and amortization	3,788	3,033	9,421	7,186
Non-controlling interest	540	320	773	320
Unrealized loss / (gain) on commodity and foreign currency contracts	1,259	2,931	(2,080)	2,523
Accretion on convertible debentures	-	-	-	366
Stock-based compensation	345	518	1,347	1,887
Debt settlement expense	-	-	-	1,208
Asset retirement and reclamation	735	302	1,674	905
Future income tax	(1,313)	-	(1,618)	-
Changes in operating working capital items (note 7)	(522)	(6,721)	(697)	(11,064)
Cash generated by operations	4,227	413	8,463	515

Financing activities
Shares issued for cash	1,539	812	2,740	61,817
Share issue costs	-	-	-	(180)
Interest payment on convertible debentures	-	(22)	-	(13,542)
Repayment of bank loans and capital lease	(408)	-	(693)	(13,096)
Cash generated by financing activities	1,131	790	2,047	34,999

Investing activities
Mineral property, plant and equipment expenditures	(1,856)	(2,679)	(13,699)	(8,687)
Investment and non-producing property expenditures	(14,626)	(434)	(27,032)	(988)
Acquisition of net assets of subsidiary	-	(36,214)	-	(36,214)
Maturity of short-term investments	9,630	2,007	23,428	12,463
Proceeds from sale of assets	383	-	883	3,583
Other	164	-	66	(2,000)
Cash used in investing activities	(6,305)	(37,320)	(16,354)	(31,843)

(Decrease)/increase in cash and cash equivalents during the period	(947)	(36,117)	(5,844)	3,671
Cash and cash equivalents, beginning of period	23,448	53,979	28,345	14,191
Cash and cash equivalents, end of period	$22,501	$17,862	$22,501	$17,862
Supplementary Disclosures
Shares issued for compensation	$-	$-	$410	$245
Share purchase warrants issued	$2,100	$-	$2,100	$-
Shares issued for conversion of convertible debentures	$-	$-	$88,848	$-

Cash payments
Interest paid	$18	$18	$36	$409

Taxes paid	$1,001	$311	$4,112	$509

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2005
(in thousands of U.S. dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2003	53,009,851	$225,154	$66,735	$12,752	$(120,543)	$184,098
Issued on the exercise of stock options	785,095	9,437	-	(3,965)	-	5,472
Issued on the exercise of share purchase warrants	544,775	1,965	-	-	-	1,965
Stock-based compensation	-	-	-	2,189	-	2,189
Issued for cash, net of issue costs	3,333,333	54,820	-	-	-	54,820
Accretion of convertible debentures	-	-	2,871	-	(2,871)	-
Issued on the conversion of convertible debentures	9,145,700	88,950	(68,973)	-	(8,464)	11,513
Issued as compensation	16,624	245	-	-	-	245
Net income for the year	-	-	-	-	15,214	15,214
Balance, December 31, 2004	66,835,378	380,571	633	10,976	(116,664)	275,516
Issued on the exercise of stock options	300,325	2,780	-	(51)	-	2,729
Issued on the exercise of share purchase warrants	1,186	11	-	-	-	11
Issued warrants on settlement of debt	-	-	-	2,100	-	2,100
Stock-based compensation on granting of stock options	-	-	-	937	-	937
Issued as compensation	29,484	410	-	-	-	410
Accretion of convertible debentures	-	-	3	-	(3)	-
Other	-	-	-	(172)	-	(172)
Net income for the period (Restated)	-	-	-	-	920	920
Balance, September 30, 2005	67,166,373	$383,772	$636	$13,790	$(115,747)	$282,451

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements as at September 30, 2005 and 2004 and for the three month and nine month periods then ended.

(Tabular amounts are in thousands of U.S. dollars, except for numbers of shares, price per share and per share amounts)

1.

Nature of Operations

Pan American Silver Corp (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Peru, Mexico and Bolivia, project development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine month periods ended September 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2004.

b)

Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A.C.	Peru	100%	Consolidated	Quiruvilca Mine
Compañía Minera Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	87.5%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine

Inter-company balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

c)

Revenue Recognition: Revenue is recognized when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under our concentrate sales contracts with third-party smelters, final commodity prices are set on a specified future quotational period, typically one to three months, after the shipment arrives at the smelter based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract.

Third party smelting and refining costs are recorded as a reduction of revenue.

d)

Cash and Cash Equivalents: Cash and cash equivalents include cash, bank deposits, and all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in Canada and Peru with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents. Due to the short maturity of cash equivalents, their carrying amounts approximate their fair value.

e)

Short-term Investments: Short-term investments principally consist of highly-liquid debt securities with original maturities in excess of three months and less than one year.  These debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses are recognized on these investments at the end of each period and are included in determining net income/ (loss).

f)

Inventories: Inventories include concentrate ore, doré, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Supplies inventories are valued at the lower of average cost and replacement cost, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and are also valued at lower of cost or market.

g)

Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets ranging from five to twenty years.  Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

h)

Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is dependant on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until the assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

i)

Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment, non-producing property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven, probable, and a portion of resource recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

j)

Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs are discounted, using the credit adjusted risk-free interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be

15

discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

k)

Foreign Currency Translation:  The Company’s functional currency is the U.S. dollar.  The accounts of subsidiaries, not reporting in U.S. dollars, and which are integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/ (loss).

l)

Stock-based Compensation Plans:  The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, vesting period of up to four years  and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with recommendation of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or stock at market price.

m)

Income Taxes: The Company computes income taxes in accordance with CICA Handbook Section (“CICA 3465”), “Income Taxes”, that requires an asset and liability approach which results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using enacted or substantially enacted, as applicable, tax rates in effect in the years in which the differences are expected to reverse.

n)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

o)

Earnings (Loss) Per Share: Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), and the net earnings/(loss) is also adjusted for any non-discretionary changes that would arise from the beginning of the period (or at the time of issuance, if later).

Potentially dilutive securities totaling 5,013,642 for the nine months ended September 30, 2005 (74,922, 874,308 and 4,064,412 shares arising from convertible debentures, outstanding and exercisable stock options and share purchase warrants, respectively) and 4,904,736 shares for the nine months ended September 30, 2004 (74,922, 1,015,344 and 3,814,470 shares arising from convertible debentures, outstanding stock options and share purchase warrants, respectively) were not included as they were anti-dilutive

Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts does not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for the first three quarters of 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported		As Restated
Consolidated Balance Sheets	September 30	December 31	September 30	December 31
	2005	2004	2005	2004

Unrealized gain on commodity and foreign currency contracts	$-	$-	$459	$480
Unrealized loss on commodity contracts	$-	$-	$2,595	$4,695
Prepaid expenses	$4,034	$1,684	$2,782	$1,211
Investment and non-producing properties	$142,202	$125,863	$142,358	$125,863
Deficit	$(112,515)	$(111,976)	$(115,747)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended September 30		Three Month Ended September 30
	2005	2004	2005	2004

Revenue	$30,044	$27,409	$30,086	$27,916
Mine operating earnings	$4,919	$5,850	$4,961	$6,357
Loss on commodity and foreign currency contracts	$-	$-	$(2,198)	$(3,438)
Net income for the period	$2,328	$3,289	$172	$358
Adjusted net income for the period attributable to common shareholders	$2,328	$3,289	$172	$358
Basic diluted income per share	$0.03	$0.05	$0.00	$0.01

	As Previously Reported		As Restated
Consolidated Statement of Operations	Nine Month Ended September 30		Nine Month Ended September 30
	2005	2004	2005	2004

Revenue	$81,030	$63,510	$84,530	$64,803
Mine operating earnings	$9,475	$10,099	$12,957	$11,392
Loss on commodity and foreign currency	$-	$-	$(2044)	$(3,816)
Net income/(loss) for the period	$(536)	$4,210	$920	$1,687
Adjusted net income (loss) for the period attributable to common shareholders	$(539)	$(7,092)	$917	$(9,615)
Basic income/(loss) per share	$(0.01)	$(0.11)	$0.01	$(0.16)
Diluted income/(loss) per share	$(0.01)	$(0.11)	$0.01	$(0.16)

4.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Morococha mine, Peru	$32,347	$(5,352)	$26,995	$18,217	$(2,099)	$16,118
La Colorada mine, Mexico	60,571	(9,435)	51,136	54,848	(5,261)	49,587
Huaron mine, Peru	57,656	(18,733)	38,923	53,628	(16,039)	37,589
Quiruvilca mine, Peru	17,007	(14,643)	2,364	25,601	(24,616)	985
Other	1,121	(582)	539	904	(536)	368
TOTAL	$168,702	$(48,745)	$119,957	$153,198	$(48,551)	$104,647

5.

Investment and non-producing properties (Restated)

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Peru	$31,052	$-	$31,052	$40,472	$-	$40,472
Manantial Espejo, Argentina	3,446	-	3,446	2,012	-	2,012
Alamo Dorado, Mexico	104,517	-	104,517	81,692	-	81,692
San Vicente, Bolivia	1,814	-	1,814	-	-	-
Other	1,529	-	1,529	1,687	-	1,687
TOTAL	$142,358	$-	$142,358	$125,863	$-	$125,863

6.

Share Capital

a)

Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provides determined by the Company.

The following table summarizes information concerning stock options outstanding as at September 30, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at September 30, 2005	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at September 30, 2005	Weighted Average Exercise Price

$4.31 - $7.93	2006	86,333	8.51	86,333	$5.08
$8.32 - $8.70	2007	308,500	25.41	266,500	$8.62
$7.67 - $12.43	2008	357,308	32.99	37,308	$8.74
$14.21 - $19.72	2009	424,108	42.45	214,108	$16.63
$4.31 - $16.19	2010	294,000	61.32	74,000	$10.55
		1,470,249	34.14	678,249	$9.92

During the nine month period ended September 30, 2005, 300,325 common shares were issued for proceeds of $2.7 million in connection with the exercise of options. Also in the period the Company recognized $0.9 million of stock-based compensation expense for options issued in 2005, 2004 and 2003.  The Company used as its assumptions for calculating expense a discount rate of 3.4%, volatility of 55.6, 42.0, and 41.0 for expected lives of 3.0, 2.3, and 1.5, respectively and an exercise price of Cdn $18.80 per share.

b)

Share purchase warrants

On September 15, 2005 the Company issued 255,781 share purchase warrants to the International Finance Corporation (“IFC”) as settlement for the cancellation of the obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years after the date of issue.

As at September 30, 2005 there were warrants outstanding that allow the holders to purchase 3,808,626 common shares of the Company at Cdn$12.00 per share, which expire on February 20, 2008.

In the period, 1,186 common shares were issued for proceeds of $11 in connection with the exercise of outstanding warrants.

7.

Changes in operating working capital items ( Restated)

The following table summarizes the changes in operating working capital items:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Short – term investments	$-	(475)	$-	$(475)
Accounts receivable	(155)	(3,320)	5,666	(5,047)
Inventories	(1,416)	(212)	(2,147)	803
Prepaid expenses	(553)	(29)	(1,571)	(1,241)
Accounts payable and accrued liabilities	2,722	(1,635)	(1,738)	(3,029)
Advances for metal shipments	(367)	(1,388)	(652)	(3,292)
Severance, indemnities and commitments	(753)	518	(255)	1,216
	$(522)	$(6,721)	$(697)	$(11,064)

8.

Segmented information ( Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities separately.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended September 30, 2005
	Mining & Development			Investment and exploration	Corporate	Total
	Mexico		Peru
Revenue from external customers	$5,355		$24,731	$-	$-	$30,086
Investment and other income	$(5)		$13	$420	$913	$1,341
Loss on commodity and currency contracts	$-	-	-	$-	$(2,198)	$(2,198)
Interest and financing expenses	$-		$(154)	$-	$28	$(126)
Exploration	$-		$(511)	$(193)	$159	$(545)
Depreciation and amortization	$(1,489)		$(2,274)	$(8)	$(17)	$(3,788)
Net income (loss) for the period	$(1,803)		$3,358	$(271)	$(1,112)	$172
Property, plant and equipment capital expenditures	$12,186		$4,033	$1,970	$(1,707)	$16,482
Segment assets	$82,362		$136,518	$90,213	$62,012	$371,105

	For the three months ended September 30, 2004
	Mining & Development		Investment and exploration	Corporate	Total
	Mexico	Peru
Revenue from external customers	$2,901	$25,155	$-	$(140)	$27,916
Investment and other income	$3	$5	$559	$225	$792
Loss on commodity and currency contracts	$-	$-	$-	$(3,438)	$(3,438)
Interest and financing expenses	$-	$(66)	$-	$-	$(66)
Exploration	$(1)	$(48)	$(387)	$(777)	$(1,213)
Depreciation and amortization	$(618)	$(2,404)	$-	$(11)	$(3,033)
Net income (loss) for the period	$(993)	$6,360	$(606)	$(4,403)	$358
Property, plant and equipment capital expenditures	$1,493	$36,537	$422	$875	$39,327
Segment assets	$51,530	$127,461	$90,575	$72,493	$342,059

	For the nine months ended September 30, 2005
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$14,738		$69,792		$-	$-	$84,530
Investment and other income		$(5)		$439		$399	$1,605	$2,438
Gain (loss) on commodity and currency contracts	$		$		$		$(2,044)	$(2,044)
Interest and financing expenses		$-		$(267)		$-	$(45)	$(312)
Exploration		$(2)		$(511)		$(2,077)	$(113)	$(2,703)
Depreciation and amortization		$(3,439)		$(5,944)		$(8)	$(30)	$(9,421)
Net income (loss) for the period		$(1,952)		$8,994		$(2,418)	$(3,704)	$920
Property, plant and equipment capital expenditures		$26,702		$12,149		$3,404	$(1,680)	$40,575
Segment assets		$82,362		$136,518		$89,917	$63,101	$371,898

		For the nine months ended September 30, 2004
		Mining & Development				Investment and exploration	Corporate	Total
		Mexico		Peru
Revenue from external customers		$8,912		$57,295		$-	$(1,404)	$64,803
Investment and other income		$14		$3,438		$785	$(619)	$3,618
Gain (loss) on commodity and currency contracts	$		$		$		$(3,816)	$(3,816)
Interest and financing expenses		$(229)		$(229)		$-	$(365)	$(823)
Exploration		$(15)		$(48)		$(556)	$(2,259)	$(2,878)
Depreciation and amortization		$(2,238)		$(4,915)		$-	$(33)	$(7,186)
Net income (loss) for the period		$(2,386)		$16,822		$203	$(12,952)	$1,687
Property, plant and equipment capital expenditures		$4,472		$39,456		$897	$1,064	$45,889
Segment assets		$51,530		$127,461		$90,575	$72,493	$342,059